788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 16-322 May 5, 2016

Platinum Group Metals Maseve Update and
Amendment to Working Capital Facilities

Maseve Operations Update

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) reports that during April 2016 the Maseve Mine, also known as the WBJV Project 1 Platinum Mine, produced approximately 1,700 “4E ounces” of platinum, palladium, rhodium and gold. The mill continues to perform well with recoveries and tonnage throughput capacity meeting or exceeding targets.

The Maseve Mine is operating with a good safety record and key management and contractors are in place. Commissioning of the mill was completed in March 2016. During February, March and April, a majority of milled tonnes were sourced from lower grade development muck mined from primary development along the Merensky Reef. At present, stoped mining tonnes are increasing as a percentage of mill feed. Mining has now exposed 29 ends in Merensky Reef and set up and mining in these areas continues. Reconciliation from underground sampling to grade thickness in the current NI 43-101 technical report for the Maseve resource plans are good. Primary headings into important Block 11, for planned mechanized room and pillar mining, are now within 250 meters and two and a half months of initial access.

As a result of the delay in ramp up announced in the Q2 report, the recently updated mine plan calls for approximately 110,000 ounces to the end of April 2017 compared to previous guidance for 116,000 ounces in calendar 2016.

Amendment to Working Capital Facilities

The Company reports that the US $40 million working capital facility with the Sprott Resource Lending Partnership, among other lenders (“Sprott”), and the US $40 million working capital facility with Liberty Metals & Mining Holdings, LLC (“LMM”) (together the “Working Capital Facilities”) have each been amended effective May 3, 2016. The amendments provide the Company with flexibility to accommodate the production ramp-up delay at the Maseve Mine reported in the Q2 report on April 12, 2016 and now revised into the mine plan. Under the amendments, the provision whereby Maseve must reach and maintain on a three-month rolling average at least 60% of planned production for a three month period has been extended from commencing three months post construction completion to commencing six months post construction completion. The provision whereby Maseve must reach and maintain on a three-month rolling average at least 70% of planned production has been extended from commencing six months post construction completion to commencing nine months post construction completion. Construction completion is agreed to have occurred on March 31, 2016.

PLATINUM GROUP METALS LTD.	…2

In consideration of the amendments, the Company has agreed to issue 131,654 common shares of the Company to Sprott pursuant to the Sprott facility amendment and 131,654 common shares of the Company to LMM pursuant to the LMM facility amendment following conditional approval of the Toronto Stock Exchange (“TSX”) and approval of the NYSE MKT LLC. This amount is based on the value of one percent of the initial principal balance of the Working Capital Facilities (in each case, such amount being US $400,000). The shares are priced at the five day volume weighted average price on the TSX of $4.18 per share (less a seven and one half percent discount), converted to US dollars. The shares will be subject to a four month and one day hold period from the date of issuance under applicable securities laws in Canada and where applicable will also be subject to re-sale restrictions under the securities laws of the United States. If such shares are not issued by May 17, 2016, the Company must instead pay an amount equal to US $400,000 pursuant to each of the Working Capital Facilities, in each case, payable in cash in lieu of shares.

The issuance of the shares is subject to approval by the TSX and the NYSE MKT LLC.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones, CEO and Co-founder

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure
The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, amended (the “U.S. Securities Act”), and may not be offered or sold in the United States except pursuant to registration under the U.S. Securities Act or applicable exemptions therefrom.

PLATINUM GROUP METALS LTD.	…3

Forward-Looking Statements
This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, operational and economic projections with respect to the Maseve Mine (including access to mining block 11 and expected tonnes milled and 4E ounces produced in concentrate); the issuance of the shares and the approval of the issuance of the shares by the TSX and NYSE MKT or the payment of cash in lieu thereof. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.